NOTICE OF ANNUAL GENERAL MEETING
OF THE SHAREHOLDERS OF
VIREXX MEDICAL CORP.

- and -

MANAGEMENT INFORMATION CIRCULAR and PROXY STATEMENT

Meeting to be held on May 25, 2006

Circular dated April 10, 2006

The TSX has not in any way passed upon the merits of the
transactions described herein and any representation to the contrary is an offence.

LETTER TO SHAREHOLDERS OF VIREXX MEDICAL CORP.

April 10, 2006

Dear Shareholder:

You are invited to attend the annual general meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Shares") of ViRexx Medical Corp. ("ViRexx") to be held at the Coast Terrace Inn Edmonton South, 4440 Gateway Boulevard, Edmonton, Alberta on Thursday, May 25, 2006 at 2:00 p.m. (Edmonton time) for the purposes set forth in the accompanying notice of annual general meeting. At the Meeting, Shareholders will be asked to consider and vote upon matters of regular business including the appointment of auditors and the election of directors.

To be represented at the Meeting, you must either attend the Meeting in person or complete and sign the enclosed form of proxy and forward it to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not later than 48 hours (excluding Saturdays, Sundays and holidays) preceding the Meeting, or any adjournment or adjournments thereof, as applicable.

Yours very truly,

VIREXX MEDICAL CORP.

(Signed) Dr. Lorne Tyrrell
Chief Executive Officer

--2--

VIREXX MEDICAL CORP.

NOTICE OF ANNUAL GENERAL MEETING
OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of the holders (the “Shareholders”) of common shares (“Shares”) of ViRexx Medical Corp. ("ViRexx") will be held at the Coast Terrace Inn Edmonton South Hotel, 4440 Gateway Boulevard, Edmonton, Alberta on Thursday, May 25, 2006 at 2:00 p.m. (Edmonton time) for the following purposes:

1.	to receive the audited financial statements of ViRexx for the financial year ended December 31, 2005, together with the auditors' report thereon;

2.	to appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors and to authorize the board of directors to fix the auditors' remuneration;

3.	to fix the size of the board of directors of ViRexx at 8 members;

4.	to elect the board of directors to serve until the next annual meeting of the Shareholders or until their successors are duly elected or appointed; and

5.	to transact such other business as may properly be brought before the Meeting, or any adjournment or adjournments thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular, which Information Circular forms a part of this notice.

Each person who is a Shareholder of record at the close of business on April 11, 2006 (the "Record Date"), will be entitled to notice of, and to attend and vote at, the Meeting provided that, to the extent a Shareholder as of the Record Date transfers the ownership of any Shares after such date and the transferee of those Shares establishes that the transferee owns the Shares and demands, not later than ten days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Shares at the Meeting.

Edmonton, Alberta April 10, 2006	By Order of the Board Of Directors (Signed) Dr. Lorne Tyrrell Chief Executive Officer

ViRexx Shareholders who are unable to attend the Meeting in person are requested to COMPLETE AND SIGN THE ACCOMPANYING FORM OF PROXY and forward it in the enclosed envelope to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment or adjournments thereof, as applicable, in order for such proxy to be used at the Meeting, or any adjournment or adjournments thereof.

--3--

TABLE OF CONTENTS

VIREXX MEDICAL CORP.	3
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS	3
MANAGEMENT INFORMATION CIRCULAR	5
FORWARD-LOOKING STATEMENTS	5
GLOSSARY OF TERMS	6
GENERAL PROXY MATERIALS	8
SOLICITATION OF PROXIES	8
APPOINTMENT AND REVOCATION OF PROXIES	8
PERSONS MAKING THE SOLICITATION	8
INFORMATION CONCERNING THE CORPORATION	9
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	9
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	10
EXECUTIVE COMPENSATION	10
Compensation of Executive Officers	10
Summary Compensation Table	11
Long-Term Incentive Plans - Awards In Most Recently Completed Financial Year	12
Option/SAR Grants During the Most Recently Completed Financial Year	12
Aggregated Option/SARs Exercised During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values	13
Options/SARs Repriced During the Most Recently Completed Financial Year	13
Termination of Employment, Change in Responsibilities and Employment Contracts	13
Composition of the Compensation Committee	14
Report on Executive Compensation	14
Other Compensation	15
Performance Graph	15
Compensation of Directors	17
CORPORATE GOVERNANCE	18
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	18
Equity Compensation Plan Information	18
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	19
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	19
MANAGEMENT CONTRACTS	19
PARTICULARS OF MATTERS TO BE ACTED UPON	19
ELECTION OF DIRECTORS	19
APPOINTMENT OF AUDITOR	21
BOARD APPROVAL	21
ADDITIONAL INFORMATION	21

SCHEDULES

Schedule “A” -CORPORATE GOVERNANCE DISCLOSURE

--4--

VIREXX MEDICAL CORP.

MANAGEMENT INFORMATION CIRCULAR

Unless otherwise stated herein, all capitalized terms herein shall have the meaning set forth in the Glossary of Terms.

This Information Circular is furnished to Shareholders in connection with the solicitation of proxies by the management of ViRexx for use at the Meeting and any adjournment or adjournments thereof.

The Meeting has been called for the purpose of considering and voting upon matters of regular business including the consideration of financial statements, the election of Directors and the appointment of auditors.

This Information Circular and the accompanying Notice of Meeting and form of proxy as well as other related meeting materials are being mailed or delivered to Shareholders on or about April 27, 2006. Unless otherwise indicated, information in this Information Circular is given as of March 31, 2006.

No person is authorized to give any information or to make any representation not contained in this Information Circular and, if given or made, such information or representation should not be relied upon as having been authorized. This Information Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of any offer or proxy solicitation. Neither delivery of this Information Circular nor any distribution of the securities referred to in this Information Circular shall, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Information Circular.

FORWARD-LOOKING STATEMENTS

This Information Circular includes "forward-looking statements". All statements, other than statements of historical facts, included in this Information Circular that address activities, events or developments that management of ViRexx expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of the business and operations, plans and references to the future success of ViRexx, and such other matters, are forward-looking statements. These statements are based on certain assumptions and analyses made by management of ViRexx in light of their experience and their perceptions of historical trends, current conditions and expected future developments as well as other factors they believe are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of management of ViRexx is subject to a number of risks and uncertainties. Consequently, all of the forward-looking statements made in this Information Circular are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by ViRexx will be realized or, even if substantially realized, that they will have the expected consequences, to, or effect on, ViRexx.

Unless otherwise specified, all dollar amounts in this Information Circular are expressed in Canadian dollars.

--5--

GLOSSARY OF TERMS

The following is a glossary of terms and abbreviations used frequently throughout this Information Circular.

"ABCA" means the Business Corporations Act (Alberta), including regulations promulgated thereunder.

"AltaRex " means AltaRex Medical Corp. a wholly-owned subsidiary of the Corporation and a corporation incorporated under the ABCA.

“Amalgamation Agreement” means the agreement dated effective December 23, 2003 pursuant to which Former ViRexx, Norac and NAI were amalgamated.

"Arrangement" means the plan of arrangement pursuant to Section 193 of the ABCA between the Corporation and AltaRex whereby, amongst other things, the Corporation acquired all of the issued and outstanding common shares of AltaRex by way of a share exchange effective December 10, 2004.

"ASC" means the Alberta Securities Commission.

"Board" means the board of Directors of the Corporation.

“CEO” or “Chief Executive Officer” means each individual who served as chief executive officer of the Corporation or acted in a similar capacity during the most recently completed financial year.

“CFO" or “Chief Financial Officer” means each individual who served as chief financial officer of the Corporation or acted in a similar capacity during the most recently completed financial year.

“COO” or “Chief Operating Officer” means each individual who served as chief operating officer of the Corporation or acted in a similar capacity during the most recently completed financial year.

"Control Person" means a person or company that holds or is one of a combination of persons or companies that holds more than 20% of the voting securities of a an issuer, or a sufficient number of securities so as to materially affect the control of an issuer.

“Corporation” or “ViRexx” means ViRexx Medical Corp., a corporation amalgamated under the ABCA.

"Director" means a member of the Board.

"Former ViRexx " means ViRexx Research Inc., a corporation amalgamated under the ABCA.

"Information Circular" means this management information circular and proxy statement dated April 10, 2006, including the schedules appended hereto, sent to Shareholders.

"LTIP" or “Long Term Incentive Plan” means a plan providing compensation intended to motivate performance over a period greater than one (1) financial year. LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

"Meeting" means the annual meeting of the Shareholders to be held at the Coast Terrace Inn Edmonton South Hotel, 4440 Gateway Boulevard, Edmonton, Alberta on Thursday, May 25, 2006 at 2:00 p.m. (Edmonton time) for the purposes set forth in the Notice of Meeting.

"Meeting Date" means Thursday, May 25, 2006.

"NAI" means Norac Acquisitions Inc., a wholly-owned subsidiary of Norac and a corporation incorporated under the ABCA.

--6--

"Named Executive Officer" means the following individuals: (a) each CEO,(b) each COO (c) each CFO, and (d) each of the Corporation’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000, and (e) any additional individuals for whom disclosure would have been provided under (d) except that that the individual was not serving as an officer of the Corporation at the end of the most recently completed financial year-end.

"Norac" means Norac Industries Inc., a corporation incorporated under the ABCA.

"Notice of Meeting" means the notice of the Meeting accompanying this Information Circular.

"Options" means stock options to purchase Shares.

"Registrar and Transfer Agent" means Computershare Trust Company of Canada, the registrar and transfer agent of the Corporation as at the date hereof.

"Related party" means, in relation to a corporation, a promoter, officer, director, other insider or Control Person of that corporation (including an issuer) and any associates and affiliates of any of such persons. In relation to an individual, related party means any associates of the individual or any corporation of which the individual is a promoter, officer, director or Control Person.

"Record Date" means April 11, 2006.

"SAR" or “Stock Appreciation Right” means a right, granted by the Corporation or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

"Shareholder" means a holder of Shares.

"Shares" means common shares in the capital of the Corporation.

"Subsidiary" means AltaRex.

"TSX" means the Toronto Stock Exchange.

“TSXV” means the TSX Venture Exchange.

"ViRexx Amalgamation" means the amalgamation of Norac, NAI and Former ViRexx into the Corporation under the provisions of the ABCA and pursuant to the Amalgamation Agreement.

“ViRexx Research” means ViRexx Research Inc., a corporation incorporated under the ABCA.

--7--

GENERAL PROXY MATERIALS

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF VIREXX MEDICAL CORP. FOR THE FINANCIAL YEAR ENDING DECEMBER 31, 2005 TO BE HELD ON MAY 25, 2006.

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the Directors for use at the Meeting and at any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting. Except as otherwise stated, the information herein is given as of March 31, 2006.

APPOINTMENT AND REVOCATION OF PROXIES

Instruments of proxy must be addressed to the Secretary of the Corporation and reach Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than 48 hours before the time for the holding of the Meeting or any adjournment thereof. Only Shareholders of the Corporation at the close of business on the Record Date are entitled to receive notice of and to vote at the Meeting unless after that date a Shareholder of record transfers its Shares and the transferee, upon producing properly endorsed certificates evidencing such Shares or otherwise establishing that he owns such Shares, requests at least 10 days prior to the Meeting that the transferee's name be included in the list of Shareholders entitled to vote, in which case, such transferee is entitled to vote such Shares at the Meeting.

An instrument of proxy shall be in writing and shall be executed by the Shareholder or his attorney authorized in writing or, if the Shareholder is a Corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The person named in the enclosed form of proxy is a Director and officer of the Corporation. A Shareholder is entitled to appoint a person to attend the meeting as the Shareholder's representative (who need not be a Shareholder of the Corporation) other than the person designated in the form of proxy furnished by the Corporation. To exercise such right, the names of the persons designated by management should be crossed out and the name of the Shareholder's appointee should be legibly printed in the blank space required.

A proxy is revocable. The giving of a proxy will not affect a Shareholder's right to attend and vote in person at the Meeting. In addition to revocation in any other manner permitted by law, a Shareholder may revoke a proxy by instrument in writing executed by the Shareholder or such Shareholder's attorney authorized in writing, or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof, duly authorized, and deposited at the registered office of the Corporation, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or adjournments thereof at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment or adjournments thereof.

PERSONS MAKING THE SOLICITATION

THE SOLICITATION IS MADE ON BEHALF OF THE MANAGEMENT OF THE CORPORATION. The costs incurred in the preparation and mailing of the form of proxy, the Notice of Meeting, the Annual Report and this Information Circular will be paid by the Corporation. In addition to the mailing of these materials, proxies may be solicited by personal interviews, telephone or telegraph by Directors and officers of the Corporation, who will not be remunerated therefor.

EXERCISE OF DISCRETION BY PROXY

The Shares represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and where the Shareholder specifies the choice with respect to any matter to be acted upon, the Shares shall be voted on any ballot in accordance with the specification so made.

--8--

In the absence of such specification, Shares will be voted in favour of the proposed resolution. The person appointed under the form of proxy furnished by the Corporation is conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and Notice of Meeting. At the time of mailing of this Information Circular, management of the Corporation knows of no such amendment, variation or other matter.

VOTING OF SHARES - ADVICE TO BENEFICIAL HOLDERS OF SECURITIES

The information set forth in this section is of significant importance to many Shareholders as a substantial number of the Shareholders hold their Shares through intermediaries such as brokers and their agents or nominees and not in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of the Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered under the name of the Shareholder on the records of the Corporation. Such Shares will more likely be registered under the name of the Shareholder's broker or an agent or nominee of that broker. Shares held by brokers or their agents or nominees can only be voted for, or withheld from voting, or voted against any resolution upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers their agents or nominees are prohibited from voting Shares for their clients.

Applicable regulatory policy requires intermediaries and brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary and broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or agent or nominee thereof) is identical to the form of the proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. A Beneficial Shareholder receiving a proxy from an intermediary cannot use that proxy to vote Shares directly at the Meeting, rather the proxy must be returned to the intermediary well in advance of the Meeting in order to have the Shares voted. A Beneficial Shareholder may however request the intermediary to appoint the Beneficial Shareholder as a nominee of it as a proxyholder. A Beneficial Shareholder should contact the intermediary, broker or agents and nominees thereof, should it have any questions respecting the voting of the Shares.

INFORMATION CONCERNING THE CORPORATION

The Corporation is a corporation amalgamated under the laws of the Province of Alberta, Canada. The registered office of the Corporation is located at 1500 Manulife Place, 10180-101 Street, Edmonton, Alberta, T5J 4K1. The executive offices of the Corporation are located at 8223 Roper Road, Edmonton, Alberta, Canada, T6E 6S4, and its main telephone number and website are (780) 433-4411 and www.virexx.com respectively. www.virexx.com is a textual reference only and the information contained on the website is not a part of this Information Circular and is not incorporated by reference in this Information Circular.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Management of the Corporation is not aware of any material interest, whether direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, of any Director or executive officer of the Corporation who has held that position at any time since the beginning of the Corporation’s last financial year, or of any proposed nominee for election as Director of the Corporation or any associate or affiliate of any of the foregoing, other than the election of Directors or the appointment of auditors as disclosed in the section entitled “Particulars of Matters to be Acted Upon”.

--9--

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Corporation is authorized to issue an unlimited number of Shares. As of March 31, 2006, 69,542,535 Shares of the Corporation were issued and outstanding, each such Share carrying the right to one vote on a ballot at the Meeting.

The Shareholders of the Corporation of record at the close of business on the Record Date are entitled to vote their Shares at the Meeting on the basis of one vote for each Share held, except to the extent that:

a)	such person transfers his Shares after the Record Date; and

b)
the transferee of those Shares produces properly endorsed share certificates or otherwise establishes his ownership to the Shares and makes a demand to the Registrar and Transfer Agent, not later than 10 days before the Meeting, that his or her name be included on the Shareholders’ list.

The by-laws of the Corporation provide that at least 2 individuals present and representing in person or by proxy not less than 3% of the total number of Shares entitled to be voted at a meeting of Shareholders constitute a quorum for the Meeting.

Set out below are the names of all persons or companies who, to the knowledge of the Directors or executive officers of the Corporation, beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to all issued and outstanding securities of the Corporation.

Name	Type Of Ownership	Number Of Shares Beneficially Owned Directly Or Indirectly, Controlled Or Directed	Percentage Of Outstanding Voting Securities
Canmarc Trading Corp.(1)	Beneficial	7,018,510	10.09%
Note:
(1).	Canmarc Trading Corp. is controlled by Michael Marcus who owns directly or indirectly an additional 117,800 Shares.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

During the most recently completed financial year ended December 31, 2005, the Corporation had four (4) Named Executive Officers. The aggregate cash compensation (including salaries, director’s fees, other fees, commissions, bonuses to be paid for services rendered, bonuses paid for services rendered in a previous year, and any compensation other than bonuses earned, the payment of which is deferred), paid by the Corporation to and/or accrued in favour of such Named Executive Officers and corporations controlled by such Named Executive Officers for services rendered during the financial year ended December 31, 2005 was: (1) $240,000 to Dr. Noujaim; $100,000 to Dr. Tyrrell; (3) $183,333.26 to Mr. Canton; and (4) $406,923 (inclusive of severance pay) to Mr. Salmon. The Corporation did not pay or accrue any other aggregate additional direct non-cash compensation to the Named Executive Officers during the financial year ended December 31, 2005.

--10--

Summary Compensation Table

The following table sets forth the compensation paid by the Corporation to the Named Executive Officers for the three (3) most recently completed financial years of the Corporation:

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Gross Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts(1) ($)	All Other Compensation ($)
Dr. Antoine A. Noujaim, (2) Director, Honorary Chairman, Scientific Research Officer, former Chairman and Chief Executive Officer	2005 2004 2003	240,000 168,000(3) 168,000(4)	Nil 33,600 Nil	Nil Nil Nil	Nil 1,325,000(5) 350,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Dr. Lorne Tyrrell(6) Director, Chief Executive Officer, Chief Scientific Officer	2005 2004 2003	100,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	500,000 20,000 300,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Macaraig (Marc) Canton(7), Director, President, Chief Operating Officer, Acting Chief Financial Officer	2005 2004 2003	183,333.26 Nil Nil	Nil Nil Nil	Nil Nil Nil	300,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Rob Salmon(8) former Chief Financial Officer	2005 2004 2003	406,923 144,000(9) 109,000(4)	Nil 28,800 Nil	Nil Nil Nil	Nil 800,000(10) 500,000(11)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:
(1)	ViRexx does not have any plans which provide compensation intended to serve as incentive to executive officers for performance to occur over a period longer than one year.
(2)
Dr. Noujaim was appointed Chairman, President, Chief Executive Officer and Director on the date of the ViRexx Amalgamation. Dr. Noujaim resigned his position as President of the Corporation effective February 1, 2005 and resigned his positions as Chairman and Chief Executive Officer of the Corporation effective November 1, 2005. Dr. Noujaim retains his title as Honorary Chairman of the Board and was appointed Scientific Research Officer of the Corporation effective January 1, 2006.

(3)
Prior to the closing of the Arrangement, Dr. Noujaim was employed by and received compensation from AltaRex. Following the Arrangement, Dr. Noujaim received $6,000.00 in salary from AltaRex. Dr. Noujaim no longer has any formal employment agreement with AltaRex and has received no further compensation from AltaRex following the Arrangement other than as described in this note.

(4)	Salary or other compensation paid by Former ViRexx.
(5)	Of these, 1,125,000 options were issued as replacement options pursuant to the Arrangement.
(6)	Dr. Tyrrell was appointed Chief Scientific Officer of the Corporation effective December 23, 2003 and Chief Executive Officer of the Corporation effective November 1, 2005.
(7)	Mr. Canton was appointed President and Chief Operating Officer of the Corporation effective February 1, 2005 and Acting Chief Financial Officer of the Corporation effective November 2, 2005.
(8)	Mr. Salmon resigned as Chief Financial Officer of the Corporation effective November 2, 2005.
(9)
Prior to the closing of the Arrangement, Mr. Salmon was employed by and received compensation from AltaRex. Following the Arrangement, Mr. Salmon received $5,000 in salary from AltaRex. Mr. Rob Salmon no longer has any formal employment arrangement with AltaRex and has received no further compensation from AltaRex following the Arrangement other than as described in this note.

(10)	Of these, 625,000 options were issued as replacement options pursuant to the Arrangement.
(11)
500,000 options were granted to Mr. Salmon in fiscal 2003 by Former ViRexx. 300,000 options were exercised on March 7, 2003, prior to the ViRexx Amalgamation. The remaining 200,000 options were cancelled pursuant to the ViRexx Amalgamation Agreement and 200,000 replacement options were issued by the Corporation on December 23, 2003.

--11--

Long-Term Incentive Plans - Awards In Most Recently Completed Financial Year

As of the date hereof, the Corporation does not have any Long-Term Incentive Plans and no Long-Term Incentive Plan awards were granted to the Named Executive Officers during the Corporation’s most recently completed financial year ended December 31, 2005.

Option/SAR Grants During the Most Recently Completed Financial Year

The following table sets forth information in respect of grants to each of the Named Executive Officers of options to purchase or acquire securities of the Corporation or its subsidiaries (whether or not in conjunction with SARs) and freestanding SARs made during the Corporation’s most recently completed financial year ended December 31, 2005.

Name	Securities, Under Options/SARs Granted (#)	% of Total Options/SAR Granted in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Dr. Antoine A. Noujaim, (1) Director, Honorary Chairman, Scientific Research Officer, former Chairman and Chief Executive Officer	Nil	N/A	N/A	N/A	N/A
Dr. Lorne Tyrrell(2) Director, Chief Executive Officer, Chief Scientific Officer	500,000	53%	$0.99	$1.00	November 1, 2015
Marc Canton(3) President, Chief Operating Officer, Acting Chief Financial Officer	300,000	32%	$1.17	$1.14	February 1, 2015
Rob Salmon(4) former Chief Financial Officer	Nil	N/A	N/A	N/A	N/A

Notes:
(1)
Dr. Noujaim was appointed Chairman, President, Chief Executive Officer and Director on the date of the ViRexx Amalgamation. Dr. Noujaim resigned his position as President of the Corporation effective February 1, 2005 and resigned his positions as Chairman and Chief Executive Officer of the Corporation effective November 1, 2005. Dr. Noujaim retains his title as Honorary Chairman of the Board and was appointed Scientific Research Officer of the Corporation effective January 1, 2006.

(2)	Dr. Tyrrell was appointed as Chief Scientific Officer of the Corporation effective December 23, 2003 and as Chief Executive Officer of the Corporation effective November 1, 2005.
(3)	Mr. Canton was appointed President and Chief Operating Officer of the Corporation effective February 1, 2005 and Acting Chief Financial Officer of the Corporation effective November 2, 2005.
(4)	Mr. Salmon resigned as Chief Financial Officer of the Corporation effective November 2, 2005.

--12--

Aggregated Option/SARs Exercised During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

No options/SARs were exercised during the most recently completed financial year ended December 31, 2005.

Options/SARs Repriced During the Most Recently Completed Financial Year

No options/SARs were repriced during the most recently completed financial year ended December 31, 2005.

Termination of Employment, Change in Responsibilities and Employment Contracts

As at December 31, 2005, the Corporation was a party to employment contracts with the following Named Executive Officers: Dr. Noujaim, Dr. Tyrrell, and Mr. Canton. The amount of compensation received by the Named Executive Officers is noted in the “Summary Compensation Table” in this Information Circular. Subsequent to the most recently financial year ended December 31, 2005, Dr. Noujaim entered into a new employment contract with the Corporation dated effective January 1, 2006.

Effective May 15, 2003, Former ViRexx entered into an employment contract with Dr. Noujaim as President and Chief Executive Officer. Dr. Noujaim's remuneration under this contract was $168,000.00 per annum. Effective January 1, 2005, Dr. Noujaim’s base salary was increased to $240,000 and Dr. Noujaim became entitled to a discretionary bonus in an amount of up to twenty (20%) percent of his annual salary based upon the achievement of goals to be established and agreed upon by the Compensation Committee. This May 15, 2003 employment contract also granted an option to purchase 350,000 Shares at an exercise price of $0.80 per Share. Of the total 350,000 Share purchase options, 175,000 vested May 15, 2003 and the remaining 175,000 vested September 14, 2003. Effective January 1, 2006, the Corporation entered into a new employment contract with Dr. Noujaim as Honorary Chairman of the Board and Scientific Research Officer of the Corporation. The new employment contract has a term of 6 months and is subject to renewal as agreed by the parties. Dr. Noujaim is entitled to receive a base salary of $120,000 per year, payable monthly over the term of the employment contract. In addition, Dr. Noujaim is eligible to be considered for a bonus to be decided at the discretion of the Corporation. The Corporation may terminate this Agreement for any reason on 2 weeks written notice and severance pay in the amount of $240,000.00.

Effective November 1, 2005, the Corporation entered into an employment contract with Dr. Tyrrell as Chief Executive Officer and Chief Scientific Officer. Pursuant to the employment contract, Dr. Tyrrell is entitled to receive an annual salary of $225,000 and is eligible to be considered for a bonus of up to 30% of his annual salary to be decided on by the Board based on performance criteria as agreed at the beginning of each year. The employment contract also grants an option to purchase 500,000 Shares in accordance with the Option Plan. All such options will vest fully over 3 years if Dr. Tyrrell continues to be employed as Chief Executive Officer. The Corporation may terminate the employment contract without cause on payment of 1year of his annual salary as severance remuneration, which shall be prorated if Dr. Tyrrell has not been employed for a full year.

Effective February 1, 2005, the Corporation entered into a 3 year employment contract with Mr. Canton as President and Chief Operating Officer. The employment contract is automatically renewable on an annual basis thereafter. Pursuant to the employment contract, Mr. Canton is entitled to receive an annual salary of $200,000 which may be increased annually at the sole discretion of the Corporation. In addition, Mr. Canton is entitled to receive discretionary or variable compensation in an amount of up to 30% of his annual salary. The receipt of such compensation is subject to the achievement of personal and corporate goals set by the Chairman of the Board and the Chief Executive Officer. The employment contract also grants Mr. Canton an option to purchase up to 300,000 Shares of the Corporation. The employment contract provides that, in the event of his employment being terminated by the Corporation without cause, Mr. Canton shall receive 6 months of his annual salary as severance remuneration during the first full year of his employment and 12 months of his annual salary as severance remuneration thereafter.

--13--

Effective November 2, 2005 Rob Salmon resigned as Chief Financial Officer. His Employment Agreement provided that he receive a year’s salary as severance pay which he was paid in November 2005.

All of the Named Executive Officers have executed agreements containing non-competition, confidentiality and intellectual property transfer clauses relaying to their employment with the Corporation.

Composition of the Compensation Committee

During the financial year ended December 31, 2005, the Compensation Committee was composed of Mr. LaPointe, Chairman, Dr. Gonneau and Mr. Brown, all of whom are Directors.

Report on Executive Compensation

The task of the Compensation Committee is to periodically review the compensation of the executive officers to ensure that the Corporation continues to attract and retain quality and experienced individuals to its management team and to motivate these individuals to perform to the best of their ability and in the best interests of the Corporation. The Compensation Committee makes recommendations with respect to the compensation of the Corporation's executive officers to the Board, which gives final approval regarding executive compensation.

The level of compensation paid to an individual is based on the individual's overall experience, responsibility and performance. Other factors are the compensation levels of similarly situated positions in the biopharmaceutical industry and other labour markets in which the Corporation competes for employees. In the case of newly hired employees, the individual's performance and compensation level in his or her prior positions will also be a determining factor.

The key components for the compensation of the executive officers of the Corporation are base salaries, bonuses and stock options. It is the policy of the Corporation that the base salaries paid to its executive officers, reflect the individual responsibility and experience of the executive officer and the contribution that is expected from the executive officer. Base salaries and bonuses are reviewed by the compensation committee periodically to ensure that these criteria are satisfied. The Board of Directors grants stock options under the Option Plan to executive officers from time to time as a long-term performance incentive.

Compensation of the Chief Executive Officer

Dr. Noujaim resigned as Chief Executive Officer effective November 1, 2005. For the financial year ended December 31, 2005, Dr. Noujaim’s compensation reflects his base salary as Chief Executive Officer. No other compensation was paid to Dr. Noujaim. The Corporation renegotiated Dr. Noujaim’s employment contract effective January 1, 2006 to reflect his new position with the Corporation - see “Termination of Employment, Change in Responsibilities and Employment Contracts”.

For the financial year ended December 31, 2005, Dr. Tyrrell’s compensation includes consulting fees as Chief Scientific Officer; a base salary as Chief Executive Officer in his capacity as such effective November 1, 2005. Dr. Tyrrell’s compensation also includes performance bonus based on the achievement of corporate and individual objectives, stock options and other customary employment benefits.

The Compensation Committee will review Dr. Lorne Tyrrell’s compensation annually considering his performance and reference to industry compensation surveys.

--14--

Base Salary

Dr. Tyrrell’s base salary was set at $225,000 per year effective November 1, 2005. This salary was based on a comparative study of similar positions in Canada and was considered by the Compensation Committee as very modest.

Cash Incentive Compensation

Dr. Tyrrell is eligible for a performance bonus of up to 30% of his annual salary based on the achievement of goals established and agreed by the Compensation Committee.

Stock Options

On November 1, 2005, the Board, upon the recommendation of the Compensation Committee, granted Dr. Tyrrell 500,000 stock options in recognition of his agreeing to become Chief Executive Officer.

Other Compensation

Other than as set forth herein, the Corporation did not pay any additional compensation (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees) to the Named Executive Officers or Directors during the most recently completed financial year of the Corporation.

Performance Graph

The following performance graph compares the yearly percentage change in Shareholder return with the cumulative total return of the TSXV Composite Index for the period December 31, 2000 to December 15, 2004. Following the ViRexx Amalgamation, the Corporation’s Shares commenced trading on the TSXV on January 2, 2004 but remained halted until April 16, 2004 upon the final receipt and closing of a public offering based on the Corporation’s prospectus dated March 26, 2004. Returns are based upon the closing values on the last day of trading in each month indicated and the value on December 31, 2000 has been arbitrarily designated as 100.0.

--15--

VIREXX MEDICAL CORP. SHAREHOLDER RETURN PERFORMANCE GRAPH COMPARISON OF DECEMBER 31, 2000 TO DECEMBER 15, 2004 CUMULATIVE TOTAL RETURN ON COMMON SHARES OF THE CORPORATION IN RELATION TO THE S&P/TSX VENTURE COMPOSITE INDEX

	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003	April 16, 2004	Dec. 15, 2004
S&P/TSX Venture Composite Index	100.00	35.81599	37.11134	60.50978	62.78259	59.53576
ViRexx Medical Corp.	100.00	90.90909	27.27273	25.45455	236.3636	178.1818

Note:
Prior to the ViRexx Amalgamation, Norac, one of the predecessors to the Corporation, was a publicly listed company on the TSXV. On June 23, 2003, trading of Norac’s common shares was halted upon the announcement of the ViRexx Amalgamation. On August 18, 2003, Norac’s listing was moved to the NEX board of the TSXV as a result of its inactive status. Pursuant to the ViRexx Amalgamation, the common shares of Norac were delisted from the TSX Venture Exchange on January 2, 2004 and the Shares were listed on the TSXV that same date but remained halted. The Shares resumed trading on the TSXV on April 16, 2004.

The following performance graph compares the yearly percentage change in Shareholder return with the cumulative total return of the S&P/TSX Composite Index for the period December 16, 2004 to December 31, 2005. Shares commenced trading on the TSX on December 16, 2004 as a result of the Arrangement effective December 10, 2004. Returns are based upon the closing values on the last day of trading in each month indicated and the value on December 16, 2004 has been arbitrarily designated as 100.0.

--16--

SHAREHOLDER RETURN PERFORMANCE GRAPH COMPARISON OF DECEMBER 16, 2004 TO DECEMBER 31, 2005 CUMULATIVE TOTAL RETURN ON COMMON SHARES OF THE CORPORATION IN RELATION TO THE S&P/TSX COMPOSITE INDEX

	December 16, 2004	December 31, 2004	December 31, 2005
S&P/TSX Composite Index	100.00	101.5269	126.0218
ViRexx Medical Corp.	100.00	135.5556	158.8889

Compensation of Directors

During the most recently completed financial year ended December 31, 2005, the Corporation paid the following compensation to the Directors for their services as Directors and issued the following Options to the Directors pursuant to the Option Plan (see “Stock Options” below):

Director	Total Compensation	Options Granted (Total Held)
Dr. Antoine A. Noujaim	Nil	Nil
Dr. Lorne J. Tyrrell	Nil	Nil
Thomas E. Brown	$9,500	Nil
Dr. Jean Claude Gonneau	$8,250	Nil
Douglas Gilpin	$9,750	Nil
Jacques R Lapointe	$6,250	Nil
Bruce D. Brydon	$9,000	Nil

Effective January 1, 2005, Directors are paid $1,500 per board meeting and $250 per committee meeting. Except as described herein, there are no other agreements or other remuneration arrangements with any of the Directors.

--17--

Stock Options

The Corporation has in place a Directors’, Management and Employee's Stock Option Plan dated June 16, 2005 (the “Option Plan”) pursuant to which the Board may grant stock options (“Options”) to acquire up to a maximum of 8,256,000 Shares of the Corporation. The Option Plan provides that the terms of the Options, including the exercise price, shall be fixed by the Directors, subject to the price restrictions and other requirements imposed by the TSX. The Option Plan also provides that only Directors, officers, employees and other key personnel of the Corporation or its subsidiaries may receive Options. The term of Options granted under the Option Plan may not exceed 10 years and the exercise price must be paid in full upon exercise of the Option.

As at March 15, 2006, 6,852,000 out of the authorized 8,256,000 Options have been granted leaving 1,404,000 available for future grants. Any Options which are exercised do not replenish the Option pool.

The purpose of the Option Plan is to assist Directors, officers, employees and consultants of the Corporation and any of its subsidiaries to participate in the growth and development of the Corporation. The total number of Shares which may be granted to any optionee shall not exceed 5% of the outstanding Shares.

During the financial year ended December 31, 2005, there were 880,000 Options granted to the Directors, employees or executives of the Corporation pursuant to the Option Plan or otherwise.

CORPORATE GOVERNANCE

Corporate governance refers to the structures and processes employed by the Corporation to direct and manage its business and affairs, so as to best achieve the Corporation's objectives. Disclosure of the Corporation’s corporate governance practices in accordance with National Instrument 58-101 - Disclosure of Corporate Governance Practices is attached hereto as Schedule “A”.

AUDIT COMMITTEE

In accordance with Multilateral Instrument 52-110 - Audit Committees, information on the Corporation’s Audit Committee is contained in Schedule A (Form 52-110 F1) of the Corporation’s Annual Information Form dated March 22, 2006.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets forth information in respect of compensation plans under which equity securities of the Corporation are authorized for issuance, as at the Corporation’s financial year ended December 31, 2005:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	6,670,200 (1)(2)	$1.76	1,585,800 (1)
Equity compensation plans not approved by security holders	703,567 (3)(4)(5)	$1.29	Nil
Total:	7,373,767		1,585,800

Notes:
(1)
Includes 6,670,200 Shares issuable upon exercise of outstanding Options during the Corporation’s financial year ended December 31, 2005. The Corporation can grant no more than 8,256,000 Options under the Option Plan. See “Stock Options”.

(2)	Includes 50,000 and 85,000 Options granted to the University of Alberta on December 23, 2003 and April 14, 2004 respectively, pursuant to a license agreement dated December 13, 2001.
(3)	Includes an Option granted to Mr. Canton on February 1, 2005 to purchase 300,000 Shares of the Corporation at a purchase price of $1.17 per Share.
(4)	Includes warrants granted to Montex Exploration Limited on September 9, 2005 to purchase up to 403,567 Shares at a price of $1.20 per Share until September 9, 2007.
(5)
During the Corporation’s financial year ended December 31, 2005, Canaccord Capital Corporation (“Canaccord”) exercised warrants to purchase 1,100,000 Shares at a purchase price of $0.80 per Share. These warrants were granted in consideration of services rendered in connection with a public offering based on the Corporation’s prospectus dated March 26, 2004. As well, of the warrants to purchase 500,000 Common Shares granted to Canaccord in connection with a special warrant private placement, Canaccord exercised warrants purchase 500,000 Shares at a price of $0.80 per Share.

--18--

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Management of the Corporation is not aware of any indebtedness outstanding to the Corporation or its Subsidiaries by Directors, executive officers and employees or former executive officers, Directors and employees of the Corporation or its Subsidiary as at the end of the most recently completed financial year ended December 31, 2005 and thereafter.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Management of the Corporation is not aware of any material interest, direct or indirect, of any informed person of the Corporation, any proposed Director or any associate or affiliate of any informed person or proposed Director, in any transaction since the commencement of the Corporation’s most recently completed financial year ended December 31, 2005 or in any proposed transaction which has materially affected or would materially affect Corporation or its Subsidiary.

MANAGEMENT CONTRACTS

Management functions of the Corporation are substantially performed by Directors or executive officers of the Corporation and have not been performed, to any substantial degree, by any other person with whom the Corporation has contracted.

PARTICULARS OF MATTERS TO BE ACTED UPON

ELECTION OF DIRECTORS

The affairs of the Corporation are managed by a the Directors who are elected annually for a one year term at each annual general meeting of the Shareholders and hold office until the next annual general meeting, or until their successors are duly elected or appointed or until a Director vacates his office or is replaced in accordance with the by-laws of the Corporation.

The Shareholders are entitled to elect the Directors. The persons named below have been nominated for election and have consented to such nomination.

Unless authority to vote on the election of Directors is withheld, it is the intention of the person named in the accompanying instrument of proxy to vote for the election of such nominees as Directors. In the event that a vacancy among the nominees occurs for any reason prior to the Meeting, the proxy shall not be voted with respect to such vacancy.

The following are the names, occupations, residences and number of Shares held by each of the proposed nominees for election as Directors:

--19--

Name and Place of Residence and Office Held, if any	Present Principal Occupation	Date First Elected as a Director	Number and Percentage of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled by Proposed Director
Dr. Antoine A. Noujaim(3) Edmonton, Alberta Director, Chief Scientific Officer, Honorary Chairman	Scientific Research Officer of the Corporation	December 23, 2003	5,944,019 (2) (8.55%)
Dr. Lorne J. Tyrrell(3) Edmonton, Alberta Director, Chief Executive Officer, Chief Scientific Officer	Chief Executive Officer of the Corporation	December 23, 2003	1,656,792 (6) (2.38%)
Thomas E. Brown (1)(3)(4) Edmonton, Alberta Director	President, Langerin Inc, an investment company with a focus in biotech, real estate, oil and gas and private business	December 23, 2003	911,589 (7) (1.31%)
Dr. Jean Claude Gonneau(3)(4)(5) London, England Director	General Manager of SG Cowen, Europe SAS, an investment banking institution.	April 14, 2004	20,000 (8) (0.03%)
Douglas Gilpin, CA(1)(3)(5) Edmonton, Alberta Director, Chairman	Independent consultant providing regulatory and financial services to companies.	April 14, 2004	Nil (9)
Jacques R. Lapointe(3)(4) Milton, Ontario Director	Mr. Lapointe has been involved with ConjuChem Inc., a TSX listed biopharmaceutical company, as a director and the Chairman since 2001 and as the President and Chief Executive Officer from 2003 to 2005	December 9, 2004	175,000 (10) (0.25%)
Bruce D. Brydon(1)(3)(5) Salt Spring Island, British Columbia Director	Independent Consultant. Retired past president of Biovail Corporation	December 9, 2004	Nil (11)
Michael P. Marcus Austin, Texas	President of Canmarc Trading Corp. a Private Investment company	nominated for election	7,136,310 (12)

Notes:
(1)	Member of Audit Committee.
(2)
Of the 5,944,019 Shares controlled by Dr. Noujaim, 100,000 Shares are held by Noustar Technologies Inc., 100% of the voting shares of which are owned by Dr. Noujaim. Dr. Noujaim also holds Options for an additional 1,675,000 Shares and Warrants for an additional 150,000 Shares which, if exercised, would raise the total number of Shares beneficially owned, directly or indirectly by Dr. Noujaim to 7,769,019 Shares. Assuming no other changes in share capital but the exercise of the Options and Warrants held by Dr. Noujaim, upon such exercise Dr. Noujaim would beneficially own, directly or indirectly 10.9% of the issued Shares.

(3)	Member of Environmental Committee.
(4)	Member of Compensation Committee.
(5)	Member of Nominating and Corporate Governance Committee.
(6)
Dr. Tyrrell also holds Options for an additional 820,000 Shares and indirectly Warrants for an additional 90,000 Shares which, if exercised, would raise the total number of Shares beneficially owned, directly or indirectly by Dr. Tyrrell to 2,566,792 Shares. Assuming no other changes in share capital but the exercise of the Options and Warrants held by Dr. Tyrrell, upon such exercise Dr. Tyrrell would beneficially own, directly or indirectly 3.6% of the issued Shares.

(7)
Thomas Brown also holds Options for an additional 170,000 Shares and Warrants for an additional 200,000 Shares which, if exercised, would raise the total number of Shares beneficially owned, directly or indirectly by Mr. Brown to 1,281,589 Shares. Assuming no other changes in share capital but the exercise of the Options and Warrants held by Mr. Brown, upon such exercise Mr. Brown would beneficially own, directly or indirectly 1.8% of the issued Shares.

(8)
Dr. Gonneau holds Options for 145,000 Shares and Warrants for an additional 20,000 Shares which, if exercised, would raise the total number of Shares beneficially owned, directly or indirectly by Dr. Gonneau to 185,000 Shares. Assuming no other changes in share capital but the exercise of the Options and Warrants held by Dr. Gonneau, upon such exercise Dr. Gonneau would beneficially own, directly or indirectly 0.3% of the issued Shares.

(9)
Mr. Gilpin holds Options for 145,000 Shares. Assuming no other changes in share capital but the exercise of the Options held by Mr. Gilpin, upon such exercise Mr. Gilpin would beneficially own, directly or indirectly, 0.2% of the issued Shares.

(10)
Mr. Lapointe also holds Options for an additional 405,000 Shares and Warrants for an additional 100,000 Shares which, if exercised, would raise the total number of Shares beneficially owned, directly or indirectly by Mr. Lapointe to 680,000 Shares. Assuming no other changes in share capital but the exercise of the Options and Warrants held by Mr. Lapointe, upon such exercise Mr. Lapointe would beneficially own, directly or indirectly 1.0%% of the issued Shares.

(11)
Mr. Brydon holds Options for 230,000 Shares. Assuming no other changes in share capital but the exercise of the Options held by Mr. Brydon, upon such exercise Mr. Brydon would beneficially own, directly or indirectly 0.3% of the issued Shares of ViRexx.

(12)
Michael Marcus owns directly or indirectly 117,800 Shares. Canmarc Trading Corp. which Mr. Marcus controls owns 7,018,510. Canmarc Trading Corp. owns Warrants for 2,800,000. Assuming no other changes in share capital but the exercise of the Warrants held by Canmarc Trading Corp., upon such exercise Mr. Marcus would beneficially own, directly or indirectly, 13.7% of the issued Shares of ViRexx.

--20--

As at March 31, 2006, the Directors and executive officers collectively owned, directly or indirectly, or exercised control or direction over an aggregate of 8,707,400 (approximately 12.5% of the total outstanding) Shares. The Directors and executive officers of the Corporation own beneficially or exercise control or direction over (directly or indirectly) Options for 3,890,000 Shares or 60.0% of the issued and outstanding options for Shares under the Option Plan and warrants for an additional 660,000 Shares. If all of such noted Options and warrants were exercised, assuming no other changes respecting the Corporation, the Directors and executive officers of the Corporation, as a group, would own beneficially or exercise control or direction over (directly or indirectly) an aggregate of 4,550,000 Shares or 6.1% of the issued and outstanding Shares. The information as to Shares owned indirectly or over which control, or discretion is exercised by the directors and officers, but, which are not registered in their names, not being within the knowledge of the Corporation, has been furnished by such Directors and executive officers.

APPOINTMENT OF AUDITOR

The Shareholders will be asked at the meeting to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, of Edmonton, Alberta, as the auditors of the Corporation, for the ensuing year and to authorize the Directors to fix their remuneration.

PricewaterhouseCoopers LLP, have been the auditors of the Corporation since first appointed on December 23, 2003.

Unless otherwise directed, Shares representing proxies in favour of management nominees will be voted in favour of the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, Suite 1501 TD Tower, 10088 - 102 Avenue, Edmonton, Alberta, T5J 3N5 as auditors of the Corporation, to hold office until the next annual general meeting of the Shareholders, or until their successors are duly elected or appointed, and to authorize the Board to fix their remuneration.

BOARD APPROVAL

The contents of this Information Circular have been approved, in substance, and its mailing has been authorized, by the Board pursuant to consent resolutions passed as of April 10, 2006.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on the Corporation’s website at www.virexx.com or on SEDAR at www.sedar.com. Securityholders may contact the Corporation to request copies of the Corporation’s financial statements and management discussion and analysis at its main telephone number at (780) 433-4411 or as follows:

ViRexx Medical Corp.
Attention: Corporate Secretary
8223 Roper Road
Edmonton, Alberta T6E 6S4

Financial information is provided in the Corporation’s comparative financial statements and management discussion and analysis for the financial year ended December 31, 2005. The audited financial statements for the year ended December 31, 2005 are enclosed in the Annual Report to Shareholders which accompanies this Information Circular.

--21--

Schedule “A”

Corporate Governance Disclosure

Unless otherwise stated herein, all capitalized terms herein shall have the meaning set forth in the Glossary of Terms.

The Corporation strives to uphold high standards of corporate governance which meet, or exceed, the applicable rules adopted by the Canadian Securities Administrators and the U/S. Securities Exchange Commission and provisions of the Sarbanes-Oxley Act.

Board of Directors

Director Independence

The determination of independence of a Director is made by the Board and the Nominating and Corporate Governance Committee. A Director is independent if it is determined that the Director has no material relationship with the Corporation or any affiliates or the external auditors of the Corporation, either directly or indirectly, or as a partner, shareholder or officer of an entity that has a relationship with the Corporation.

Mr. Gilpin is Chairman of the Board of Directors and the Audit Committee and he is also Chairman of the Nominating and Corporate Governance Committee effective April 1, 2005 (previously Mr. Brown). Jacques LaPointe is Chairman of Compensation Committee, Dr. Noujaim is Chairman of Environment Committee. The Board and the Nominating and Corporate Governance Committee have determined that the Chairman of the Board and the chairmen of the individual committees are all independent directors (other than Dr. Noujaim who is not independent, as described below) as they hold these positions on a part-time basis.

Out of the current Board of seven (7) directors, a majority (72%) of the directors are independent. The following two (2) directors are not independent: Dr. Noujaim and Dr. Tyrrell.

Mr. Gilpin is Chairman of the Board of Directors and the Audit Committee and he is also Chairman of the Nominating and Corporate Governance Committee effective April 1, 2005 (previously Mr. Brown). Jacques LaPointe is Chairman of Compensation Committee, Dr. Noujaim is Chairman of Environment Committee.

Dr. Noujaim is not independent as he was the President of the Corporation until he resigned that position effective February 1, 2005 and he was the Chairman and Chief Executive Officer until he resigned those positions effective November 1, 2005. Dr. Noujaim remains a Scientific Research Officer, honorary Chairman, and Chairman of the Environment Committee.

Dr. Tyrrell is not independent as he remains the Chief Scientific Officer and was appointed as Chief Executive Officer effective November 1, 2005.

Since the beginning of the Corporation’s most recently completed financial year ended December 31, 2005, the Board has held 5 meetings, at which all of the directors were present. Each committee member is expected to attend each relevant committee meeting. There is no official attendance policy. At the conclusion of each Board meeting, the independent directors hold meetings at which non-independent directors and members of management are not in attendance. Management evaluations, various matters of general concern, financing, third party engagements and various scientific and corporate development visions and planning are typically discussed. To the extent that it is necessary, the results of these discussions are communicated to the Board and to management.

The following table shows the names of the corporations in which the Directors hold a directors position:

--22--

Name	Company	Public/Private
Dr. Lorne Tyrrell	KMT Hepatech	Private
Dr. Antoine Noujaim	Equitech Corp. Innovotech Inc. Oncolytics Immgen Inc. Cell Therapy Technologies Inc. Noustar Technologies Inc.	Public Public Public Private Private Private
Douglas Gilpin	Canada Health Infoway	Private
Dr. Jean-Claude Gonneau	Oxbow Equities Corp.	Public
Thomas E. Brown	Langerin, Inc. Chenomx Somagen Diagnostics Inc. Northern Lights, Inc.	Private Private Private Private
Jacques R. LaPointe	ConjuChem Inc. Genizon Biosciences Inc.	Public Private
Bruce D. Brydon	N/A

Independent Chair

The Board has separated the roles of Chairman and Chief Executive Officer since November 1, 2005. Prior to November 1, 2005, Dr. Noujaim was the Chairman and Chief Executive Officer. Effective November 1, 2005, Dr. Tyrrell was appointed as Chief Executive Officer and Mr. Gilpin was appointed as Chairman. Mr. Gilpin is not, and has never been, an executive officer of the Corporation.

Board Mandate

The Board has adopted the following written mandate:

The Board of Directors has responsibility for the overall stewardship for the Company, establishing the overall policies and standards for the Company in the operation of its business, and reviewing and approving the strategic plans. In addition, the Board monitors and assesses overall performance and progress in meeting the Company’s goals. Day to day management is the responsibility of the Chief Executive Officer, President and senior management. To this end, the Board has adopted the following guidelines that identify the personal and professional conduct expected of the Directors and its corporate governance responsibilities.

The Board discharges its responsibilities directly through its committees, the Audit Committee, the Nominating and Corporate Governance Committee, the Compensation Committee, and the Environmental Committee. In addition to the Board’s primary roles of overseeing the affairs of the Corporation, principal duties include, but are not limited to the following categories:

1.	The Chairman provides independent leadership to the Corporation’s Board. The duties and responsibilities of the lead director are clearly defined within the “Chairman - Position Description”.

2.	The majority of the Board and all of its committee members, with the exception of the Environmental Committee, will be independent.

3.	All directors will act in the best interest of the Corporation and will put the interests of the Corporation ahead of any single stakeholder, shareholder or group.

4.	The Board will supervise management, not manage the business day-to-day.

5.
The Board has the responsibility for approving the appointment of the Chief Executive Officer and any other officers of the Corporation, and approving the compensation of the Chief Executive Officer and management of the Corporation following a review from the Compensation Committee.

--23--

6.	The Board will be responsible for reviewing, discussing and debating ViRexx’s direction, choice of business opportunities and the management of the risk which these opportunities entail.

7.	The Board will ensure that there are objectives for management and with its committees will regularly review performance against these objectives.

8.	The Board will ensure there are plans for the orderly succession of management and that these plans are kept up to date.

9.	The Board will ensure that ViRexx communicates openly and effectively with its shareholders, other stakeholders and the public.

10.	The Board will approve operating and capital budgets and ensure that ViRexx has effective control and information systems to enable it to monitor progress and discharge all of its responsibilities.

11.	The Board will appoint and oversee the committees it requires and ensure ViRexx reports on corporate governance in each annual report.

12.	The Board is responsible for monitoring the performance and training of Management with respect to the operations of the Corporation.

13.
The Board will assess each year the size, performance, and effectiveness of the Board, its committees and its members and nominate new director candidates as required, based on recommendations from the Nominating and Corporate Governance Committee.

The Board of Directors intends to review its mandate on an annual basis. This review is initiated and conducted by the Nominating and Corporate Governance Committee. The Board assists management as requested regarding specific operational matters and assists management in establishing operational and financial development, goals and objectives. Board approval is required for any major operational or financial initiative. Expectations of management by the Board include standard best efforts and ethical conduct, timely reporting, timely preparation of documents and reports in preparation for meetings, competent fiscal and regulatory management.

Position Descriptions

Chairman of the Board and Chairman of the individual committees

The Board has developed written position guidelines for the Chairman of the Board but not specifically for the chairs of each Board committee. The principal responsibility of the Lead Director is to facilitate the functioning of the Board independently of the Corporation’s management and to maintain and enhance the quality of the Corporation’s corporate governance practices

Chief Executive Officer

As Chief Executive Officer, Dr. Tyrrell’s employment contract provides the following responsibilities: (a) supervision and implementation of strategies to raise capital; (b) supervision and implementation of a plan to commercialize the Employer’s technology, including but not restricted to the commencement, continuation and completion of clinical trials; (c) supervision and implementation of sales and marketing strategies for existing and new products; (d) supervision of development and implementation of communication and public relations strategies; (e) identification, development and implementation of new products, new business development strategies and opportunities; (f) supervision of all planning and budgeting processes and planning; (g) supervision and direction of the Chief Operating Officer, Chief Financial Officer and Vice Presidents and other designated employees in hiring, supervising, and training of all staff and administration of all personnel, including the development of personnel policies and procedures and salary administration; (h) dismissing personnel as required; (i) supervision and direction of production processes and all production labs and facilities; (j) direction and supervision of all financial matters of the Corporation including financial reporting to the Board; (k) providing advice and input to the Board and ensuring that the Corporation’s policies, procedures and programs related to its business are compatible with all aspects of effective operations; (l) such other functions as may be necessarily related to the foregoing and such additional duties and functions as the Dr. Tyrrell and the Corporation shall, from time to time, agree upon; and (m) initiating, supervising and managing all scientific and technological endeavours of the Corporation. The Chief Executive Officer reports directly to the Board.

--24--

The responsibilities and performance goals of the Chief Executive Officer, in addition to the contractual responsibilities described above, are set annually between the Board and the Chief Executive Officer and reviewed for monitoring purposes at least quarterly by the Compensation Committee and as needed by the Nominating and Corporate Governance Committee. Since a portion of the Chief Executive Officer’s annual remuneration is dependent on meeting performance goals and objectives, a detailed analysis of the Chief Executive Officer’s performance in meeting these goals and objectives is conducted annually by the Compensation Committee.

Orientation and Continuing Education

New directors are given an orientation program which includes an information package, initial and subsequent meetings with management and the Chairman of the Board, tours of the Corporation’s facilities and a seminar on the Corporation’s science and potential products.

Any Director wishing to attend a continuing education course identifies to the Chairman the desire to attend such a course. The Chairman then approves or disapproves the request.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics for the directors, officers and employees of the Corporation. It is posted on the Corporation’s website.

The Board is responsible for setting the standards of business conduct contained in the Code of Business Conduct and Ethics and for updating the standards as it deems appropriate to reflect changes in the legal and regulatory framework applicable to the Corporation, the business practices in the Corporation’s industry, the Corporation’s own business practices, and the prevailing ethical standards of the communities in which the Corporation operates. While the Chief Executive Officer and Chief Executive Officer of the Corporation oversee the procedures designed to implement the Code of Business Conduct and Ethics to ensure that they are operating effectively, it is the individual responsibility of each director, officer and employee to comply with the Code of Business Conduct and Ethics. Those who violate the Code of Business Conduct and Ethics will be subject to disciplinary action.

If a conflict arises at a Board meeting, the affected Director declares the conflict and refrains from discussion or voting on the matter in question. Conflict of interest guidelines are observed concerning transactions and agreements in respect of which a director or executive officer has a material interest.

A “whistleblower” policy has been adopted by the Board.

--25--

Nomination of Directors

The Board appointed a Nominating and Corporate Governance Committee on April 2, 2004 comprised of Mr. Brown, Dr. Tyrrell and Mr. Gilpin. Subsequently Mr. Brown and Dr. Tyrrell were appointed to other committees and resigned. Mr. Brydon. Dr. Gonneau and Bruce Hirsche Q.C.,corporate secretary and legal counsel were subsequently appointed to the Committee. Mr. Gilpin is Chairman of the Nominating and Corporate Governance Committee. The members of the Nominating and Corporate Governance Committee are all independent directors. The Nominating and Corporate Governance Committee adopted a charter in April 11, 2005 and adopted a revised charter in February 2006.

Pursuant to its charter, the Nominating and Corporate Governance Committee takes responsibility for establishing and reviewing the Corporation’s system of corporate governance and its response to and compliance with any applicable regulatory guidelines. It is also responsible for preparing disclosure concerning corporate governance, and for developing and monitoring our general approach to corporate governance issues as they arise. Further, it assumes responsibility for assessing current members and nominating new members to the Board and ensuring that all Board members are informed of and are aware of their duties and responsibilities as directors. The Nominating and Corporate Governance Committee takes responsibility for the adoption of adequate policies and procedures to allow the Corporation to meet our continuous disclosure requirements, manage the Corporation’s principal risks, review the strategic plan on a timely basis, develop and monitor corporate policies relating to trading in securities, ensuring the Board annually reviews organizational structure and succession planning, reviews areas of potential personal liability of directors and ensures reasonable protective measures are in place and causes the Board to annually review its definition of an independent director. The Nominating and Corporate Governance Committee met formally twice in 2005 and communicated informally from time to time.

The Board expects new directors to abide by the same standards and time commitments described above for all other directors.

The last date on which new directors were appointed was December 9, 2004. The Board does not keep a formal list of potential directors. If the directors decided that they needed a new director they would develop such a list. The core competencies of any new director would be determined by the Board on a case by case basis depending on which existing Board member was to be replaced or what perceived area of expertise needed to be addressed. Any time a potential new director is considered for nomination to the Board, that person would be interviewed by selected members of the Nominating and Corporate Governance Committee and possibly other directors to determine suitability regarding qualifications, commitment and time devotion. A consensual decision would be made. The current Board number of 7 persons is satisfactory for decision making processes.

Compensation

The Board appointed a Compensation Committee on April 2, 2004. The current members of that Committee are Mr. LaPointe (Chairman), Dr. Gonneau and Mr. Brown. All are independent directors. Compensation for all positions is determined in accordance with merit and industry standards.

The Compensation Committee adopted a charter on April 11, 2005. Under its charter, the Compensation Committee is responsible for reviewing management prepared policies and recommending to the Board on compensation policies and guidelines for senior officers and management personnel, corporate benefits, incentive plans, evaluation of the performance and compensation of the Chief Executive Officer and other senior management, compensation level for members of the Board of Directors and committee members, a succession plan for the Chief Executive Officer and key employees and any material changes in human resources policy, procedure, remuneration and benefits.

The Compensation Committee advises the Board on the administration of the Option Plan, and reviews and approves the recommendations of senior management relating to the annual salaries, bonuses and stock option grants of the executive officers. The Compensation Committee reports to the Board, which in turn gives final approval to compensation matters.

Under the direction of the Compensation Committee, the Board is committed to the fundamental principles of pay for performance, improved shareholder returns and external competitiveness in the design, development and administration of its compensation programs. The Compensation Committee recognizes the need to attract and retain a stable and focused leadership with the capability to manage the Corporation’s operations, finances and assets. As appropriate, the Compensation Committee recognizes and rewards exceptional individual contributions with highly competitive compensation. The major elements of our executive compensation program are salary, annual cash incentives and long-term incentives, through the granting of stock options.

--26--

In connection with determining base salaries, the Board maintains an administrative framework of job levels into which positions are assigned based on internal comparability and external market data. Because of a lean organizational structure and potential growth in the international arena, the Compensation Committee’s goal is to provide base salaries, for its top performing employees, that are competitive with our peers and which also recognize the differentials from such peers.

The Board believes that employees should have a stake in our future and that their interest should be aligned with the interest of our stockholders. To this end, the Compensation Committee selects those executives and key employees whose decisions and actions can most directly impact business results to participate in the Option Plan. Under the Option Plan, officers, consultants, and key employees who are selected to participate are eligible to receive stock options that are granted subject to a vesting period determined by us and approved by the Board to create a long-term incentive to increase shareholder value. Awards of stock options are supplementary to the cash incentive plan and are intended to increase the pay-at-risk component for officers and key employees.

The Corporation has employment agreements or remuneration arrangements with all of its executive officers. Each agreement or arrangement provides for salary, benefits, bonuses and incentive stock option grants for the executive officer, and for compensation if employment is terminated.

The Compensation Committee met twice formally during 2005 but communicated frequently amongst themselves as required.

The Compensation Committee reviews and approves corporate goals relevant to CEO and COO compensation and decides if CEO and COO compensation is based on that review. The Compensation Committee recommends to the board non-CEO officer and director compensation, incentive compensation plans and equitybased plans. The committee reviews executive compensation disclosure before it is publicly disclosed. Compensation is reviewed annually for all senior executive officers. There is no minimum security ownership requirement for officers and directors. See Directors and Officers Compensation in the Information Circular. Attached hereto as Appendix 1 is a copy of the Compensation Committee Charter.

Other Board Committees

In addition to the Audit Committee, Nominating and Corporate Governance Committee, and Compensation Committee, the Board appointed an Environmental Committee on April 2, 2004 comprised of the entire Board of Directors. The Environmental Committee adopted a charter on April 11, 2005. Under its charter the Environmental Committee shall review, provide oversight of and monitor our environmental, health and safety policies, practices and actions; review, provide oversight of and monitor the social, political, and environmental trends, issues and concerns at the legislative, regulatory and judicial levels as they affect the Corporation and the industry, along with our positions and responses with respect thereto. It will also receive reports on the nature and extent of compliance or any non-compliance with relevant policies, standards and applicable legislation and will develop plans to correct deficiencies, if any. It reports to the Board on the status of such matters and reviews such other environmental matters as the Environmental Committee may consider suitable or the Board may specifically direct.

The Environmental Committee met, by virtue of its nature, during each of the Board meetings.

--27--